    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1995

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                           CINCINNATI MICROWAVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               Ohio                                          31-0903863
  (STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                            ------------------------

                              One Microwave Plaza
                          Cincinnati, Ohio 45249-8236
                                 (513) 489-5400
   (ADDRESS, INCLUDING ZIP CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              JACQUES A. ROBINSON
                     President and Chief Executive Officer
                           Cincinnati Microwave, Inc.
                              One Microwave Plaza
                          Cincinnati, Ohio 45249-8236
                                 (513) 489-5400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                  Please send copies of all communications to:

                               NEIL GANULIN, ESQ.
                                 Frost & Jacobs
                             201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6800
                            TIMOTHY E. HOBERG, ESQ.
                          Taft, Stettinius & Hollister
                               425 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 381-2838
                             GARY P. KREIDER, ESQ.
                          Keating, Muething & Klekamp
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-6400

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                       /  /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                               /  /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.          /  /__________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                           /  /__________

    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                            /  /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE
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

Title of Each Class of                  Proposed Maximum Proposed Maximum
   Securities to be      Amount to be    Offering Price      Aggregate        Amount of
       Registered        Registered(1)    Per Share(2)   Offering Price(2) Registration Fee
- -------------------------------------------------------------------------------------------
Common Shares, without
  par value............     4,600,000       $16.9375        $77,912,500        $26,867
- -------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(1) Includes 600,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Computed solely for the purpose of calculating the registration fee, based upon the average of the high and low prices per share of $16.9375 on the Nasdaq National Market on August 4, 1995, pursuant to Rule 457.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 11, 1995

                          CINCINNATI MICROWAVE, INC.

                            4,000,000 COMMON SHARES

     Of the 4,000,000 Common Shares offered hereby (the "Offering"), 1,000,000 Common Shares are being offered by Cincinnati Microwave, Inc. ("Cincinnati Microwave" or the "Company") and 3,000,000 Common Shares are being offered by the Selling Shareholder. The Company will not receive any of the proceeds from the sale of Common Shares by the Selling Shareholder. The Company's Common Shares are traded on the Nasdaq National Market under the symbol CNMW. On August 9, 1995, the last reported sales price of the Common Shares on the Nasdaq National Market was $17.125 per share. See "Price Range of Common Shares."

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 4.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                             Proceeds to
                           Price to       Underwriting      Proceeds to        Selling
                            Public         Discount(1)      Company(2)       Shareholder
- -------------------------------------------------------------------------------------------
Per Share..............         $               $                $                $
Total(3)...............         $               $                $                $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $441,000. The Company has agreed to pay all of the expenses of the Selling Shareholder in connection with the Offering.
(3) The Company and the Selling Shareholder have granted to the Underwriters a 30-day option to purchase up to 600,000 additional Common Shares solely to cover over-allotments, if any. Of these Common Shares, up to 150,000 may be purchased from the Company and up to 450,000 may be purchased from the Selling Shareholder. If the Underwriter exercises this option in full, the
    Price to Public will total $                 , Underwriting Discount will
    total $                , Proceeds to Company will total $                and
    the Proceeds to Selling Shareholder will total $                . See
    "Underwriting."

     The Common Shares are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery
Securities on or about                   , 1995.
                            ------------------------

MONTGOMERY SECURITIES                                                RONEY & CO.

                                             , 1995.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933 (the "Securities Act") with respect to the Common Shares offered hereby. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto (together with all amendments, the "Registration Statement"). For further information with respect to the Company and such Common Shares, reference is hereby made to the Registration Statement. The Registration Statement can be inspected without charge at the office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained therefrom at prescribed rates.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following SEC Regional Offices: 7 World Trade Center, Suite 1300, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Shares are quoted on the Nasdaq National Market and reports and other information concerning the Company may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the SEC (File No. 0-13136) and are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1994.

     (2) The Company's Quarterly Reports on Form 10-Q for the periods ended April 2, 1995 and July 2, 1995.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted to the Secretary of the Company, at the Company's executive offices at One Microwave Plaza, Cincinnati, Ohio 45249-8236 or by telephone at (513) 489-5400.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Consolidated Financial Statements and Notes thereto, appearing elsewhere in or incorporated by reference into this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

    Cincinnati Microwave, Inc. designs, manufactures and markets ultrahigh frequency and microwave wireless communications products. The Company's principal product line since its inception has been radar warning detectors. The Company has become a leader in the radar warning detector market by combining its experience in ultrahigh frequency and microwave wireless technology, including digital signal processing, with its high volume manufacturing capabilities. In 1993, the Company introduced its first digital spread spectrum cordless telephone and its first wireless data modem for use on Cellular Digital Packet Data ("CDPD") networks. Both of the new product lines leverage the Company's wireless and digital signal processing expertise and high volume, low cost manufacturing capabilities.

    The Company markets its products both under the ESCORT(R) brand name through direct advertising and as an OEM supplier. The Company's strategy for entering new markets is to align with companies that have established sales leadership and market positions. This strategy is designed to provide broader access to the end user. Several major suppliers of consumer telephones market the Company's digital spread spectrum cordless telephones on a private label basis. The Company has established marketing arrangements with five major cellular service providers to sell its wireless data modems.

                                  THE OFFERING

Common Shares offered by the Company........................   1,000,000 shares
Common Shares offered by the Selling Shareholder............   3,000,000 shares
Common Shares outstanding after the Offering................   15,155,415 shares(1)
Use of Proceeds.............................................   To reduce indebtedness and for working
                                                               capital and general corporate purposes
Nasdaq National Market Symbol...............................   CNMW

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           YEAR ENDED                              SIX MONTHS ENDED
                                    --------------------------------------------------------    -----------------------
                                    DECEMBER    DECEMBER    DECEMBER    DECEMBER    DECEMBER     JUNE 26,      JULY 2,
                                    31, 1990    29, 1991    27, 1992    26, 1993    25, 1994       1994         1995
                                    --------    --------    --------    --------    --------    ----------    ---------
STATEMENT OF OPERATIONS DATA:
Net sales.........................  $63,720     $48,292     $51,339     $58,461     $64,708      $ 26,042      $32,665
Gross profit......................   21,189      15,129      13,520      18,683      14,349         8,534        9,239
Operating loss....................   (3,576 )    (5,330 )    (7,426 )    (3,084 )   (10,024 )      (2,665)      (2,160)
Net loss..........................   (5,551 )    (8,821 )    (6,440 )    (1,284 )   (10,260 )      (2,324)      (1,365)
Net loss per share................  $ (0.54 )   $ (0.85 )   $ (0.59 )   $ (0.12 )   $ (0.94 )    $  (0.21)     $ (0.10)
Weighted average number of shares
  outstanding.....................   10,291      10,355      10,919      10,691      10,880        10,852       13,936

                                                                                               JULY 2, 1995
                                                                                        ---------------------------
                                                                                        ACTUAL       AS ADJUSTED(2)
                                                                                        -------      --------------
BALANCE SHEET DATA:
Working capital......................................................................   $    28         $  8,814
Total assets.........................................................................    38,001           46,787
Short-term debt......................................................................     9,663            2,750
Long-term lease obligations..........................................................       962              962
Long-term debt.......................................................................        --               --
Shareholders' equity.................................................................    15,559           31,258

- ---------------

(1) Based upon Common Shares outstanding as of August 9, 1995. Does not include 3,026,871 Common Shares which underlie outstanding warrants and stock options.

(2) Adjusted to give effect to the sale of 1,000,000 Common Shares offered by the Company hereby, at an assumed public offering price of $17.125 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
                            ------------------------

The Company's executive offices are located at One Microwave Plaza, Cincinnati, Ohio 45249-8236. Its telephone number is (513) 489-5400.

                                  RISK FACTORS

     Prior to purchasing the Common Shares offered hereby, prospective investors should carefully consider, together with the other information contained herein, each of the following risk factors which could, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition, including working capital, and results of operations.

HISTORICAL LOSSES; VARIABILITY OF OPERATING RESULTS; SEASONALITY

     The Company has not been profitable since 1988. In 1994, the Company experienced a severe supply shortage of inductors, a critical component of its digital spread spectrum cordless telephone, and, as a result, the Company's factory production schedule and cost to fill customer orders were materially and adversely affected. In addition, several competing radar warning detector manufacturers announced significant price reductions in the fourth quarter of 1994. In order to maintain its radar warning detector market position, the Company reacted to this development by introducing a major promotional program for its retail customers for the month of December. As a result of these events, the Company's operating results were significantly worse than anticipated.

     The Company's future operating results may vary significantly from period to period as a result of a number of factors, including the volume and timing of orders received during the period, the timing of new product introductions by the Company and its competitors, decline in demand for the Company's products, the impact of price competition on the Company's average selling prices, the availability and pricing of components for the Company's products, changes in product or distribution channel mix and product returns. Many of these factors are beyond the Company's control. The Company's failure to introduce new, competitive products consistently and in a timely manner could adversely affect operating results for one or more product cycles. In addition, from time to time, a significant portion of the Company's sales are derived from a limited number of customers, the loss of one or more of which could adversely impact operating results.

     The Company must plan production, order components and undertake its development, sales and marketing activities and other commitments months in advance. Accordingly, any shortfall in net sales in a given quarter may have a disproportionately adverse impact on the Company's operating results due to an inability to adjust expenses or inventory during the quarter to match the level of net sales for the quarter. Excess inventory could also result in cash flow difficulties as well as expenses associated with inventory writeoffs.

     The Company's business is highly seasonal with a large portion of sales occurring during the third and, particularly, the fourth quarters. The Company's inability to supply its products to its customers during the second half of the year would adversely affect the Company's business, financial condition and results of operations. In addition, the results of the Company's operations are subject to changes in consumer demand associated with general economic conditions and to changes in consumer preferences.

     As a result of the foregoing, there can be no assurance that the Company will be able to achieve profitability or that difficulties will not occur in the future and adversely affect the Company's business, financial condition, including working capital, and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPONENT SHORTAGES; RELIANCE ON SOLE OR LIMITED SOURCE SUPPLIERS

     The Company's products include a number of high-technology components that are available from only a few suppliers and, in several cases, a single supplier. The Company frequently requires large volumes of such components. If the Company's suppliers are unable to fulfill the Company's needs for such components, the Company may be unable to fill customer orders and its business, financial condition, including working capital, and results of operations may be materially and adversely affected. In 1993, and again in 1994, certain of the Company's suppliers were unable to deliver sufficient quantities of critical components to allow the Company to manufacture its products at previously anticipated volumes. These shortages adversely affected the Company's ability to manufacture and deliver products and, as a result, had a significant adverse effect on the Company's business, financial condition, including working capital, and results of operations. Since part of the Company's strategy is to shorten product development and introduction cycles, occasions may arise in the future where the Company's ability to produce products outpaces its suppliers' ability to supply components. There can be no assurance that the Company can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. The Company has no guaranteed supply arrangements with any of its sole or limited source suppliers, does not maintain an extensive inventory of components, and customarily purchases sole or limited source components pursuant to purchase orders placed from time to time in the ordinary course of business. Moreover, the Company's suppliers may, from time to time, experience production shortfalls or interruptions which impair the supply of components to the Company. There can be no assurance that such shortages will not occur in the future and adversely affect the Company's business, financial condition, including working capital, and results of operations.

DEPENDENCE ON RADAR WARNING DETECTORS; RELIANCE ON NEW PRODUCTS

     Historically, the Company has derived substantially all of its net sales and all of its operating profits from radar warning detectors. Radar warning detectors accounted for 79%, 86%, 72% and 80% of the Company's total net sales for 1992, 1993, 1994 and the first six months of 1995, respectively. The radar warning detector market has matured and is declining, and competition in this market is intense. The Company's strategy is to reduce its dependence on radar warning detectors by developing new products, entering new markets and utilizing its capabilities in the design and mass production of ultrahigh frequency and microwave wireless communications products; however, there can be no assurance that the Company's strategy will be successful.

     The Company has developed and introduced two new products: digital spread spectrum cordless telephones with enhanced range, clarity and security compared to traditional cordless telephones, and a line of wireless data modems to transmit data over CDPD networks. The Company believes that its digital spread spectrum cordless telephones are vital to its future success. To date, the Company's digital spread spectrum cordless telephone product line has not been profitable and the Company believes that future profits, if any, will depend on the success of next generation models which have been introduced recently. The commercial success of the Company's digital spread spectrum cordless telephone products is dependent upon strategic relationships with key OEM customers. Certain of these customers currently possess, or may acquire, the capability to develop, design and manufacture their own digital spread spectrum cordless telephone products. Moreover, the success of the wireless data modems is dependent upon the development, deployment and commercial success of CDPD networks. A consortium of cellular service providers is presently building CDPD networks to provide wireless data transfer service, but there can be no assurance that the networks will be deployed nationally and, if so deployed, that they will be successful. To date, the Company has sold only a limited number of its wireless data modem units. There can be no assurance that the Company will be successful in identifying, developing, manufacturing and marketing new products, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

CUSTOMER CONCENTRATION

     As the Company's sales mix continues to shift from direct retail business to OEM and reseller business, the Company expects that sales to certain of its OEM and reseller customers will account for a material percentage of its net sales in the foreseeable future and believes that its financial results will depend in significant part upon the success of these customers as well as the Company's business with these customers. Although the composition of the group comprising the Company's important customers may vary from period to period, the loss of a significant customer or any reduction in orders by any significant customer may have a material adverse affect on the Company's business, financial condition, including working capital, and results of operations. The Company's ability to increase its sales in the future will depend in part upon its ability to obtain orders from new customers as well as the financial condition and success of its customers and the general economy, of which there can be no assurance.

SHORT PRODUCT LIFE CYCLES

     The market for the Company's products is characterized by frequent new product introductions and rapid product obsolescence. These factors typically result in short product life cycles. The Company must continually monitor industry trends and choose new technologies and features to incorporate into its products. Each new product cycle presents opportunities for current or prospective competitors of the Company to gain market share. Life cycles of individual products are typically characterized by steep declines in sales, pricing and margins toward the end of a product's life, the precise timing of which may be difficult to predict. As new products are planned and introduced, the Company attempts to monitor closely the inventory of older products and to phase out their manufacture in a controlled manner. Nevertheless, the Company could experience unexpected reductions in sales volume and prices of older generation products as customers anticipate new products. These reductions could give rise to charges for obsolete or excess inventory. To the extent that the Company is unsuccessful in managing product transitions, its business, financial condition, including working capital, and results of operations could be materially and adversely affected.

GOVERNMENT REGULATION

     Existing, pending or future legislation prohibiting the use, possession or sale of radar warning detectors or future legislation by states increasing speed limits could have a material adverse effect on the Company's business. Currently, there are two jurisdictions in the United States which have specific prohibitions against the use, possession or sale of radar warning detectors in automobiles. In addition, two other jurisdictions prohibit the use of radar warning detectors in large commercial vehicles only and, in January 1994, the Federal Highway Administration enacted a regulation banning radar warning detectors from commercial vehicles weighing over 18,000 pounds, from buses carrying 16 or more passengers and from trucks transporting hazardous materials on highways funded by the Federal Government. This is, in effect, a ban on use of such radar warning detectors in all large trucks and buses. Additionally, a bill currently pending in Congress would eliminate the existing federal requirement that states comply with national maximum speed limit provisions before receiving certain federal funds. This bill has passed the Senate and, if enacted, is likely to result in higher speed limits in some states.

COMPETITION

     All markets in which the Company participates are highly competitive, and many current or prospective competitors, including several of the Company's significant OEM customers, are substantially larger and possess significantly greater financial, marketing and technical resources than the Company. The market for high performance cordless telephones, such as those manufactured by the Company, is relatively new. Competition in this segment currently is based primarily on product performance, features and price. The market for wireless data modems is still developing, and there are current or prospective competitors who are substantially larger than the Company and possess significantly greater financial, marketing and technical resources. There can be no assurance that the Company will be able to compete successfully in either of these markets.

     The market for radar warning detectors is highly competitive, has matured and is declining. As the market has moved toward lower priced products, competition has been based primarily on price and, to a lesser degree, product quality, availability and performance. Lower than expected demand for the Company's radar warning detectors, coupled with intense price competition in the radar warning detector market, adversely affected the Company's fourth quarter 1994 results. A recurrence of these conditions would have a material adverse effect on the business, financial condition, including working capital, and results of operations of the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company is dependent in large part on key management and technical personnel, especially Jacques A. Robinson, its President and Chief Executive Officer, and John W. Noland, its Executive Vice President and Chief Operating Officer. The loss of the services of any of these key personnel could have a material adverse effect on the Company. Many of the Company's key personnel would be difficult to replace, and most are not subject to employment or noncompetition agreements. There can be no assurance that the Company will be successful in retaining such personnel. In addition, the Company's success depends significantly upon its ability to continue to attract and retain qualified management, manufacturing, technical, sales and support personnel for its operations. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may become more difficult for the Company to hire such personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The failure to attract or retain such persons would materially adversely affect the Company's business, financial condition, including working capital, and results of operations.

INTELLECTUAL PROPERTY

     Although the Company has protected its technologies and products by patent, copyright, trademark and trade secret laws to the extent that it believes necessary, the Company's intellectual property rights may be subject to infringement. There can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's technology. Furthermore, the laws of certain countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, the Company may, from time to time, become subject to legal claims asserting that the Company has violated intellectual property rights of third parties. In the event a third party were to sustain a valid claim against the Company and in the event any required license were not available on commercially reasonable terms, the Company's business, financial condition, including working capital, and results of operations could be materially and adversely affected. Litigation, which could result in substantial costs to and diversion of resources of the Company, may also be necessary to enforce intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others.

VOLATILITY OF STOCK PRICE

     The trading price of the Company's Common Shares is subject to wide fluctuations in response to the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the market, changes in earnings estimates by analysts, failure to meet the revenues or earnings estimates of analysts or other events or factors. The public stock markets have experienced price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. The market price for the Company's Common Shares has been highly volatile. Future announcements concerning the Company or its competition, including the results of technological innovations, new commercial products, government regulations, developments concerning proprietary rights, component shortages, litigation or public concern with respect to the Company or its products and other factors including those described above, may have a significant impact on the market price of the Common Shares. See "Price Range of Common Shares."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,000,000 Common Shares offered by the Company are estimated to be $15.7 million based upon an offering price of $17.125 per share and after deducting estimated offering expenses. The Company will not receive any proceeds from the sale of Common Shares by the Selling Shareholder.

     The Company intends to use a portion of the net proceeds to pay off the then outstanding indebtedness under its revolving bank credit facility (which was $10.1 million at August 6, 1995). This indebtedness bears interest at a rate of the prime rate plus 1 1/4% (10% on August 6, 1995), and was incurred for working capital purposes. $4.0 million of the revolving credit facility matures on September 30, 1995 and the remaining $7.0 million of such credit facility matures on June 30, 1996. The Company intends to use the remainder of the net proceeds for working capital and general corporate purposes. Pending their use, the proceeds will be placed in short-term, investment grade securities.

                          PRICE RANGE OF COMMON SHARES

     The Common Shares are traded on the Nasdaq National Market under the symbol CNMW. The following table sets forth for the periods indicated the high and low sales prices for the Common Shares as reported on the Nasdaq National Market.

                                                                          HIGH       LOW
                                                                          ---        ----
        1993
             First Quarter............................................    3  3/8    2 1/16
             Second Quarter...........................................    3  1/2    1  7/8
             Third Quarter............................................    6  1/8    2  1/4
             Fourth Quarter...........................................   11  1/8    4  1/8
        1994
             First Quarter............................................   12         7  1/4
             Second Quarter...........................................   12         6  1/2
             Third Quarter............................................   10  1/8    5  7/8
             Fourth Quarter...........................................    7  1/4    2  1/8
        1995
             First Quarter............................................   11  1/4    3  1/2
             Second Quarter...........................................   12  1/8    8  3/8
             Third Quarter (through August 9, 1995)...................   17  5/8   13  5/8

     On August 9, 1995, the last reported sales price for the Common Shares on the Nasdaq National Market was $17.125 per share. As of July 2, 1995, there were approximately 1,100 holders of record of the Common Shares.

                                DIVIDEND POLICY

     Historically the Company has not paid any cash or other dividends. The Company does not expect to pay dividends in the foreseeable future, but currently intends to retain any earnings to finance operations and future growth. Furthermore, the credit facility agreement between the Company and its bank prohibits the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company at July 2, 1995, and as adjusted to reflect the receipt by the Company of $15.7 million of net proceeds from the sale of 1,000,000 Common Shares offered by the Company hereby and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and related Notes incorporated herein by reference.

                                                                           JULY 2, 1995
                                                                     ------------------------
                                                                     ACTUAL       AS ADJUSTED
                                                                     -------      -----------
                                                                          (IN THOUSANDS)
SHORT-TERM DEBT:
  Bank indebtedness...............................................   $ 9,663        $ 2,750
                                                                     ========     ============
LONG-TERM OBLIGATIONS:
  Long-term capital lease obligations.............................   $   962        $   962
  Long-term debt..................................................        --             --
                                                                     -------      -----------
     Total long-term obligations..................................   $   962        $   962
                                                                     -------      -----------
SHAREHOLDERS' EQUITY:
  Common shares without par value ($.20 stated value); 20,000,000 shares authorized; 17,053,120 shares issued; 18,053,120
     shares issued as adjusted(1).................................   $ 3,411        $ 3,611
  Paid-in capital.................................................     6,278         21,777
  Retained earnings...............................................    25,556         25,556
  Treasury stock at cost, 2,933,175 shares........................   (19,686)       (19,686)
                                                                     -------      -----------
     Total shareholders' equity...................................    15,559         31,258
                                                                     -------      -----------
     Total capitalization.........................................   $16,521        $32,220
                                                                     ========     ============

- ---------------

(1) Includes treasury stock. Of the treasury stock, 1,587,854 Common Shares underlie outstanding stock options and 1,345,321 Common Shares may be acquired upon the exercise of outstanding warrants to purchase Common Shares at $4.00 per share at any time prior to 5:00 p.m., Eastern Standard Time, on December 31, 1998 (the "Warrants").

                                    DILUTION

     The net tangible book value of the Company as of July 2, 1995 was $13.1 million or $0.93 per Common Share. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of Common Shares outstanding. After giving effect to the sale by the Company of 1,000,000 Common Shares offered hereby at an assumed offering price of $17.125 and the receipt by the Company of the estimated net proceeds therefrom, after deducting underwriting discounts and estimated offering expenses, the net tangible book value of the Company as of July 2, 1995 would have been $28.8 million or $1.90 per share. This represents an immediate increase in net tangible book value of $0.97 per share to existing shareholders and an immediate dilution of $15.23 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share..........................................               $17.125
     Net tangible book value per share before the Offering...............   $ 0.93
     Increase in net tangible book value per share attributable to new
      investors..........................................................   $ 0.97
Net tangible book value per share after the Offering.....................               $ 1.90
Dilution of net tangible book value per share to new investors...........               $15.23

     The foregoing table does not give effect to the exercise of any of the Company's 1,345,321 outstanding Warrants. Assuming that all of the outstanding Warrants were exercised as of July 2, 1995, there would be a net tangible book value of $34.2 million or $2.07 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data of the Company for the fiscal years 1990 through 1994 and for the six month periods ended June 26, 1994 and July 2, 1995. The selected consolidated financial data for the five fiscal years in the period ended December 25, 1994 are derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data for the six month periods ended June 26, 1994 and July 2, 1995 are derived from the Company's unaudited consolidated financial statements. In the opinion of management, the interim financial data reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such data. The results for the first six months of fiscal 1995 are not necessarily indicative of the results to be expected for the full year. The information below should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing in the Company's Annual Report on Form 10-K incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The Company did not pay any cash or other dividends in the periods presented below.

                                                             YEAR ENDED (1)                          SIX MONTHS ENDED
                                        --------------------------------------------------------    -------------------
                                        DECEMBER    DECEMBER    DECEMBER    DECEMBER    DECEMBER    JUNE 26,    JULY 2,
                                        31, 1990    29, 1991    27, 1992    26, 1993    25, 1994      1994       1995
                                        --------    --------    --------    --------    --------    --------    -------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................  $63,720     $48,292     $51,339     $58,461     $64,708     $26,042     $32,665
Cost of sales.........................   42,531      33,163      37,819      39,778      50,359      17,508      23,426
                                        --------    --------    --------    --------    --------    --------    -------
    Gross profit......................   21,189      15,129      13,520      18,683      14,349       8,534       9,239
Operating expenses:
  Research & development..............    4,090       4,843       7,182       8,117       8,449       4,227       3,602
  Selling.............................   14,734      10,838      10,707      10,391      12,671       5,705       5,515
  Administrative......................    5,941       4,778       3,057       3,259       3,253       1,267       2,282
                                        --------    --------    --------    --------    --------    --------    -------
                                         24,765      20,459      20,946      21,767      24,373      11,199      11,399
                                        --------    --------    --------    --------    --------    --------    -------
  Operating loss......................   (3,576 )    (5,330 )    (7,426 )    (3,084 )   (10,024 )    (2,665 )    (2,160)
Gain on sale of marketable equity
  securities..........................       --          --          --       1,435          --          --          --
Interest expense......................     (350 )      (433 )      (204 )      (521 )      (738 )      (225 )      (559)
Other income (expense), net...........      118        (869 )    (1,128 )       886         502         566         (84)
                                        --------    --------    --------    --------    --------    --------    -------
  Loss from continuing operations
    before income taxes...............   (3,808 )    (6,632 )    (8,758 )    (1,284 )   (10,260 )    (2,324 )    (2,803)
Income tax benefit....................   (1,198 )      (725 )        --          --          --          --      (1,438)
                                        --------    --------    --------    --------    --------    --------    -------
  Loss from continuing operations.....   (2,610 )    (5,907 )    (8,758 )    (1,284 )   (10,260 )    (2,324 )    (1,365)
Discontinued operations...............   (2,941 )    (2,914 )     1,449          --          --          --          --
                                        --------    --------    --------    --------    --------    --------    -------
  Loss before extraordinary item......   (5,551 )    (8,821 )    (7,309 )    (1,284 )   (10,260 )    (2,324 )    (1,365)
Realization of net operating loss
  carryforward........................       --          --         869          --          --          --          --
                                        --------    --------    --------    --------    --------    --------    -------
Net loss..............................  $(5,551 )   $(8,821 )   $(6,440 )   $(1,284 )   $(10,260)   $(2,324 )   $(1,365)
                                        ==========  ==========  ==========  ==========  ==========  ========    ========
Net loss per share:
  Continuing operations...............  $ (0.25 )   $ (0.57 )   $ (0.80 )   $ (0.12 )   $ (0.94 )   $ (0.21 )   $ (0.10)
  Discontinued operations.............    (0.29 )     (0.28 )      0.13          --          --          --          --
  Realization of net operating loss
    carryforward......................       --          --        0.08          --          --          --          --
                                        --------    --------    --------    --------    --------    --------    -------
    Net loss..........................  $ (0.54 )   $ (0.85 )   $ (0.59 )     (0.12 )     (0.94 )   $ (0.21 )   $ (0.10)
                                        ==========  ==========  ==========  ==========  ==========  ========    ========
Weighted average number of shares
  outstanding.........................   10,291      10,355      10,919      10,691      10,880      10,852      13,936

BALANCE SHEET DATA:
Working capital.......................  $ 6,398     $ 1,957     $(2,483 )   $  (254 )   $(1,701 )   $ 2,879     $    28
Total assets..........................   45,484      38,247      42,512      32,418      32,839      36,191      38,001
Short-term debt.......................    5,400       4,000       6,000       6,001         600       2,196       9,663
Long-term lease obligations...........       --          --          --         418       1,422       1,302         962
Long-term debt........................       --          --          --          --       7,419       5,065          --
Shareholders' equity..................   31,832      23,368      17,641      16,830       6,902      14,642      15,559

- ---------------

(1) In 1991, the Company changed its reporting period to a fiscal year ending the last Sunday in the calendar year. In addition, pretax restructuring and impairment charges of approximately $6.9 million were recorded in March 1991.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Cincinnati Microwave was founded in 1976 to pioneer the development and design of consumer radar warning detectors using superheterodyne technology, which has now become the industry standard for these products. The Company experienced significant growth and profitability in the 1980s due to the performance of its products, which attracted many competitors. During this period, the Company's competitors focused on lower prices while the Company focused on technological improvements. Consequently, the Company lost substantial market share to competitors in the late 1980s. In 1991 the Company adopted a strategy of capitalizing on its expertise in the design and manufacture of ultrahigh frequency and microwave electronic devices by applying it to wireless communication products. In 1993 the Company introduced its first digital spread spectrum cordless telephone and wireless data modem products.

RESULTS OF OPERATIONS

     The following table sets forth certain operational data of the Company expressed as a percentage of net sales for the periods indicated:

                                                YEAR ENDED                   SIX MONTHS ENDED
                                    ----------------------------------     ---------------------
                                    DECEMBER     DECEMBER     DECEMBER     JUNE 26,     JULY 2,
                                    27, 1992     26, 1993     25, 1994       1994         1995
                                    --------     --------     --------     --------     --------
Net sales........................     100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales....................      73.7         68.0         77.8         67.2         71.7
                                    --------     --------     --------     --------     --------
     Gross profit................      26.3         32.0         22.2         32.8         28.3
Research & development...........      14.0         13.9         13.1         16.2         11.0
Selling..........................      20.8         17.8         19.6         21.9         16.9
Administrative...................       6.0          5.6          5.0          4.9          7.0
                                    --------     --------     --------     --------     --------
     Total operating expenses....      40.8         37.3         37.7         43.0         34.9
                                    --------     --------     --------     --------     --------
Operating loss...................     (14.5)        (5.3)       (15.5)       (10.2)        (6.6)
                                    ==========   ==========   ==========   ========     ========

     The following table shows net sales by product line for the Company, for the periods indicated (in thousands and as a percentage of total net sales):

                                                     YEAR ENDED                                       SIX MONTHS ENDED
                             ----------------------------------------------------------     -------------------------------------
                               DECEMBER 27,         DECEMBER 26,         DECEMBER 25,           JUNE 26,             JULY 2,
                                   1992                 1993                 1994                 1994                 1995
                             ----------------     ----------------     ----------------     ----------------     ----------------
Radar warning detectors...   $ 40,509      79%    $ 50,125      86%    $ 46,602      72%    $ 22,012      85%    $ 26,089      80%
Cordless telephones.......         --      --        2,705       4       14,060      22        2,556      10        5,877      18
Other(1)..................     10,830      21        5,631      10        4,046       6        1,474       5          699       2
                             --------    ----     --------    ----     --------    ----     --------    ----     --------    ----
Total.....................   $ 51,339     100%    $ 58,461     100%    $ 64,708     100%    $ 26,042     100%    $ 32,665     100%
                             ========    ====     ========    ====     ========    ====     ========    ====     ========    ====

- ---------------

(1) Other sales for 1992, 1993, 1994 and the first six months of 1995 represent revenue primarily from contract manufacturing activities of the Company. This activity ceased during the first quarter of 1995. For 1994 and the interim period of 1995, other sales include sales of wireless data modems of $368,000 and $248,000, respectively. Other sales for 1992 and 1993 do not include revenues from sales of home incarceration units to Guardian Technologies, Inc., which are treated as discontinued operations.

SIX MONTHS ENDED JULY 2, 1995 COMPARED TO SIX MONTHS ENDED JUNE 26, 1994

     Cincinnati Microwave's net sales for the six months (27 week period) ended July 2, 1995 increased 25% to $32.7 million as compared to $26.0 million for the six months (26 week period) ended June 26, 1994. The increase reflects the growing market acceptance of the Company's digital spread spectrum cordless telephone, which resulted in a net sales increase of 130% over the 1994 period, due to greater telephone unit volume sales. In addition, continued market acceptance of the new radar detector products introduced in the third quarter of 1994 resulted in a sales increase of 19%, due to greater radar detector unit volume sales. The Company's wireless data modem sales are not significant.

     The Company's gross profit margin decreased for the six months ended July 2, 1995 as compared to the comparable period of 1994. The primary reasons for the reduction were start-up costs associated with the Company's new telephone production lines and the continued shift in the sales mix from direct retail business to OEM and reseller business. OEMs and resellers accounted for 50% of total sales in the 1995 period as compared to 40% for the comparable period in 1994.

     Operating expenses as a percentage of sales for the 1995 period were lower than for the comparable period of 1994. The operating expense decline reflects lower selling and research and development expenses, offset in part by higher administrative expenses caused by a 1995 change in the method of classifying such expenses among administrative, selling and research and development expenses.

     Primarily as a result of the sales increase, the operating loss for the first six months of 1995 was reduced to $2.2 million from $2.7 million for the comparable period of 1994. Interest expense for the 1995 period was $559,000 versus $225,000 in 1994. The net loss for the first six months of 1995 declined to $1.4 million from $2.3 million in 1994. In March 1995, as a result of the closure of the Company's 1991 federal tax return, the Company released certain tax reserves to income. This adjustment reduced net loss for the first six months of 1995 by $1.4 million. 1994 six month results included a gain of $657,000 from a land sale.

YEAR ENDED DECEMBER 25, 1994 COMPARED TO YEAR ENDED DECEMBER 26, 1993

     Cincinnati Microwave's net sales of $64.7 million for 1994 were 10.7% higher than 1993 net sales. This increase was due entirely to increased sales of the digital spread spectrum cordless telephone product line, offsetting a 7% sales decline in the radar warning detector product line. The digital spread spectrum cordless telephone was introduced during the second quarter of 1993 and had modest sales in 1993. The decline in the radar warning detector net sales was due to lower unit volume for these products and lower pricing. The Company's wireless data modem sales for 1994 were insignificant. Testing of the CDPD networks continues with end-users testing the system for its compatibility with their business applications. The Company's wireless data modem has been tested for various industrial and commercial CDPD applications.

     The Company's gross profit margin decreased to 22.2% in 1994 from 32.0% in 1993. This decline was caused by two significant factors. During 1994, the Company experienced significant component delivery problems relating to its digital spread spectrum cordless telephone product line. This impacted the factory production schedule and increased the cost to fill customer orders. For much of the fourth quarter, the Company operated its digital spread spectrum cordless telephone production line in a stop and start mode, as and when parts became available, in order to expedite deliveries to its customers. Secondly, several competing radar warning detector manufacturers made substantial price reductions during 1994. In order to maintain its market position, the Company reacted to these developments by introducing a major sales promotional program for its retail customers for the month of December.

     1994 research and development expenses increased $332,000 from 1993. The Company continued to focus its efforts on new product development and product improvements. Selling expenses increased $2.3 million from 1993 primarily as a result of increased advertising for its digital spread spectrum cordless telephone. Administrative expenses did not fluctuate significantly from the prior year.

YEAR ENDED DECEMBER 26, 1993 COMPARED TO YEAR ENDED DECEMBER 27, 1992

     Cincinnati Microwave's net sales of $58.5 million for 1993 were 13.9% higher than 1992 net sales due primarily to a 6% increase in units shipped and a 14% increase in the average selling price of units. Products introduced in 1993 included the super wideband radar laser warning detector, a revised laser warning detector, the digital spread spectrum cordless telephone and a lower cost home incarceration unit. The increase in selling prices resulted primarily from higher sales prices of new products which replaced lower priced products with fewer features.

     The Company's gross profit margin increased from 26.3% in 1992 to 32.0% in 1993. This increase was due primarily to the installation and utilization of an automated production process in the second half of 1993. The efficient operation of this equipment had two positive effects. First, sufficient quantities of product were manufactured to permit the Company to fill customer orders at a lower cost. Second, the ability to produce these products in an efficient manner permitted the Company's research and development group to focus its attention on product design modifications, which enabled the Company to substantially reduce its dependence on a single microprocessor supplier who was unable to provide adequate supply of product in early 1993.

     Research and development expenses increased $935,000 from 1992, as the Company continued to focus its efforts on new product development and product improvements. Selling and administrative expenses did not fluctuate significantly from the prior year.

     In 1993, the Company sold its investment in the common stock of BI Incorporated for a gain of $1.4 million. The net proceeds of $7.3 million were utilized by the Company to pay down the Company's credit facility and vendor accounts.

     Interest expense increased from the prior year by $317,000 due to the Company's increased borrowings on its credit facility.

     Other income of $886,000 fluctuated from other expense recorded in 1992 of $1.1 million primarily as a result of the gain on the sale of land in the fourth quarter of 1993 of $741,000 and loss from the diminution of the Company's long-term investment in Cellular Data, Inc. (CDI) of $1.4 million in 1992.

     As a result of the merger of Guardian Technologies, Inc., a wholly owned subsidiary of the Company, and BI Incorporated, the Company recorded net income from discontinued operations of $1.4 million in 1992 or $0.13 per share. At December 31, 1993 and 1992, no significant obligations or assets remain related to discontinued operations. In 1992, the Company also recorded an extraordinary item for the realization of a book net operating loss carryforward of $869,000.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial information for the past eight quarters (in thousands except for per share data and as a percentage of net sales):

                                                                    QUARTER ENDED
                           ------------------------------------------------------------------------------------------------
                           SEPTEMBER    DECEMBER      MARCH      JUNE 26,     SEPTEMBER   DECEMBER     APRIL 2,    JULY 2,
                           26, 1993     26, 1993     27, 1994      1994       25, 1994    25, 1994       1995        1995
                           ---------    ---------    --------    ---------    --------    ---------    --------    --------
Net sales................   $17,545      $22,942     $12,350      $13,692     $15,299      $23,367     $13,648     $ 19,017
Gross profit.............     6,620        8,609       4,025        4,509       2,987        2,828       4,091        5,148
Net income (loss)........     2,612        2,790        (567 )     (1,757)     (3,995 )     (3,941)       (582 )       (783)
Net income (loss) per
  share..................      0.24         0.24       (0.05 )      (0.16)      (0.37 )      (0.36)      (0.04 )      (0.06)

                                                             AS A PERCENTAGE OF NET SALES
                           ------------------------------------------------------------------------------------------------
                                                                    QUARTER ENDED
                           ------------------------------------------------------------------------------------------------
                           SEPTEMBER    DECEMBER      MARCH      JUNE 26,     SEPTEMBER   DECEMBER     APRIL 2,    JULY 2,
                           26, 1993     26, 1993     27, 1994      1994       25, 1994    25, 1994       1995        1995
                           ---------    ---------    --------    ---------    --------    ---------    --------    --------
Net sales................     100.0%       100.0%      100.0 %      100.0%      100.0 %      100.0%      100.0 %      100.0%
Gross profit.............      37.7         37.5        32.6         32.9        19.5         12.1        30.0         27.1
Net income (loss)........      14.9         12.2        (4.6 )      (12.8)      (26.1 )      (16.9)       (4.3 )       (4.1)

     Quarterly earnings per share calculations are based on the weighted average number of shares outstanding for the quarter then ended. Annual earnings per share calculations are based on weighted average number of shares outstanding for the twelve month period then ended. Due to fluctuations in the weighted average number of shares outstanding, the sum of the earnings per share calculations for each quarter will not necessarily equal the calculated earnings per share for the twelve month period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company finances its operations through a combination of equity capital and bank debt. On January 12, 1995, the Company completed an equity rights offering, receiving net proceeds of $9.3 million. The funds were utilized to reduce debt and trade payables to vendors and for working capital requirements. During the first six months of 1995, the Company utilized its line of credit to finance increased finished goods inventory to meet, in part, the ramp-up in production to prepare for the fall selling season. As of August 1, 1995 the Company had borrowed $12.6 million against its $14.0 million credit facility. The credit facility consists of (i) a $7.0 million revolving credit due June 30, 1996, (ii) a $4.0 million supplemental revolving credit due September 30, 1995,
(iii) a $3.0 million term loan due June 30, 1996 and (iv) a standby letter of credit facility not to exceed $1.0 million which expires June 30, 1996; however, the sum of the outstanding principal balance of the revolving credit and the supplemental revolving credit plus the aggregate stated value of the Company's outstanding letters of credit shall not exceed $11.0 million at any time. The credit facility is secured by a first lien on the Company's inventory, receivables, and equipment and a mortgage on the real estate of the Company. At period end, shareholders' equity was $15.6 million and the ratio of debt-to-equity was 1.71 times versus $14.6 million and 1.90 times a year ago. The Company believes that its working capital and credit facilities and cash generated from operations, along with the net proceeds from this Offering, will be sufficient to fund its operations for the forseeable future. The Company expects to spend approximately $4.1 million for capital equipment during the last six months of 1995, principally relating to acquiring additional manufacturing equipment, a portion of which may be financed by equipment lease financing.

                                    BUSINESS

     The Company designs, manufactures and markets ultrahigh frequency and microwave wireless communications products. The Company's principal product line since its inception has been radar warning detectors. The Company has become a leader in the radar warning detector market by combining its experience in ultrahigh frequency and microwave wireless technology, including digital signal processing, with its high volume manufacturing capabilities. In 1993, the Company introduced its first digital spread spectrum cordless telephone and its first wireless data modem. Both of the new product lines leverage the Company's wireless and digital signal processing expertise and high volume, low cost manufacturing capabilities.

BUSINESS STRATEGY

     The Company's business strategy is to use its core technology in ultrahigh frequency and microwave circuit design, digital signal processing, digital spread spectrum capability and digital communication techniques, together with its experience in short product development cycles and low cost mass production, to introduce leading edge products early in new market life cycles. Using the early introduction as a platform to gain a leading market share, the Company strives to aggressively introduce subsequent versions of the product at lower prices made possible by greater production volume and manufacturing efficiencies.

     The Company's business strategy includes the following elements:

     - Leverage core technology

     The Company has considerable experience in the design, development and manufacture of portable electronic wireless communication devices that operate in the ultrahigh frequency radio and microwave spectrum, having utilized this technology in its radar detection products since 1978. The Company is committed to capitalizing upon its core technology base, as shown by its development of new products and the expansion and enhancement of its technology base through significant and ongoing research and development expenditures.

     - Emphasize short product development cycles

     The Company believes that short product development cycles are essential to its success. Such cycles enable the Company to capitalize upon the higher margins that are associated with the introduction of new products and positions the Company to establish itself as a leader in new markets. Since 1991, the Company has developed and introduced more than 16 radar warning detector products, four generations of digital spread spectrum cordless telephones and a series of wireless data modems.

     - Increase manufacturing efficiencies, improve quality and lower product cost

     The Company uses surface mount technology ("SMT") extensively to manufacture its products. The Company was among the first to utilize SMT to manufacture consumer radar detection products. SMT is the automated manufacturing process used to place micro electronic components on printed circuit boards with a high level of accuracy at a high speed. The use of SMT enables the Company to design and manufacture products that are compact, portable and reliable and allows it to achieve manufacturing efficiencies that result in lower costs. The Company has also developed high speed automated testing capabilities in order to ensure quality and improve manufacturing efficiency. Testing procedures have become an integral part of the Company's manufacturing process encompassing all aspects of the manufacture of its products, from component to sub-assembly and finished product testing.

     - Develop strategic alliances

     The Company's strategy for entering new markets is to align with companies that have established sales leadership and market positions. This strategy is designed to provide broader access to retailers and end users. The Company developed its digital spread spectrum cordless telephones and wireless data modems utilizing this teaming approach. With respect to the Company's digital spread spectrum cordless telephones, this strategy involves selling as an OEM to major cordless telephone vendors. With respect to the Company's wireless modems, this strategy involves working with cellular service providers as well as vendors of services utilizing the CDPD networks.

PRODUCTS AND MARKETS

     The Company's products are ultrahigh frequency wireless communication products that operate in the UHF radio and microwave spectrum. At the present time, the Company has developed and introduced radar warning detectors, digital spread spectrum cordless telephones and wireless data modems that utilize the CDPD networks. These three products are described in more detail below.

     CORDLESS TELEPHONES

     The market for cordless telephones has grown over the past few years and, according to industry sources, sales of all cordless telephones exceeded 17 million units in 1994, with approximately 700,000 units in the 900 megahertz ("MHz") segment. Conventional cordless phones, which operate in the 46-49 MHz segment, may be nearing the mature phase of their product life cycle. The Company believes that the growth area is in high performance telephones, which operate in the 900 MHz segment. These high performance telephones can deliver to a consumer the superior range and clarity required for cordless telephones to become a true substitute for the traditional corded telephone.

     In May 1993, the Company introduced its first digital spread spectrum high performance cordless telephone. These telephones are sold both under the ESCORT(R) brand name (the ESCORT(R) 9000 series) and to OEM customers. The Company's digital spread spectrum cordless telephones offer superior performance over traditional cordless telephones, specifically in the areas of improved voice clarity, range and communication security. The term "spread spectrum" refers to a communications technique that encodes signals to be transceived over multiple frequencies. Spread spectrum transceivers cause substantially less interference and are less susceptible to interference than conventional transceivers such as those used in traditional cordless telephones. Due to the substantially lower interference, the Federal Communications Commission has specified operating parameters for the 902-928 MHz band that are highly advantageous to spread spectrum products. The lower susceptibility to interference together with the advantageous Federal Communications Commission operating parameters have enabled the Company to design products that can achieve significantly greater range than traditional cordless telephones. Cincinnati Microwave has combined spread spectrum technology with digital signal processing technology, thereby digitizing the speech and transmitting it as a high speed data transmission. By using a high speed data transmission, no voice compression is required, resulting in a voice clarity that is comparable to a traditional corded telephone. Finally, spread spectrum encoding by its nature scrambles voice and data resulting in very secure communications.

     The Company has recently introduced its next generation of digital spread spectrum cordless telephone models, both for the Company's retail and OEM channels. These digital spread spectrum cordless telephones are less expensive to manufacture and can be sold by the Company at a lower price than its previous digital spread spectrum cordless telephone products.

     WIRELESS DATA MODEMS

     In July 1993, Cincinnati Microwave announced that it had developed a series of wireless data modems to be used in conjunction with the CDPD networks being deployed by a consortium of cellular telephone carriers. CDPD, one of the recognized leading technologies in wide area wireless data communications, is a digital system that overlays the cellular voice network and uses the idle times between cellular voice calls to transmit data. The Company's MC-DART (Mobile Cellular Data Access Radio Transceiver) wireless data modems enable data to be sent and received using the CDPD networks without the burden of wires or the costs of circuit switched connections (the traditional method used for a voice call). In order to enter this market, the Company has established marketing arrangements with five leading cellular service providers: Ameritech Mobile Services, Bell Atlantic Mobile Services, GTE Mobile Communications, McCaw Cellular Communications, Inc. and Sprint Cellular Communications. Production of the Company's wireless data modem products commenced in June 1994 and sales to date have been limited.

     In June 1995, Bell Atlantic Mobile Services, Firstnet Corporation and the Company announced that the Company's wireless data modems will provide the wireless communication link for AireTrans, the nation's first large-scale deployment of wireless credit card verification using CDPD. The system is now operational in northern New Jersey and the greater Washington, D.C. and Baltimore, Maryland metropolitan areas.

     CDPD has uses in three broad applications of data networking: mobile applications -- exchanging data with data sources in motion, such as truck fleets, portable point of sale devices and credit card verification units; fixed wireless applications -- exchanging data with data sources which are difficult or prohibitively expensive to reach, such as utility meters, vending machines and pipe line pumps; and portable applications -- such as portable computers.

     RADAR WARNING DETECTORs

     The Company's principal product since its formation has been radar warning detectors, which use microwave and other technologies to detect and amplify police radar transmissions. During 1992, the Company also began manufacturing and selling a laser detection product. The Company's superheterodyne radar warning detectors use digital signal processing and high gain laser detectors to detect police radar and laser signals and reject unwanted signals so that early identification is enhanced.

     The Company's radar warning detectors are also being used in conjunction with the Safety Alert1 system that commenced operations in a number of locales in 1995. The Safety Alert system utilizes small transmitters that emit a low power K-band microwave signal which can be mounted on anything that may constitute a traffic hazard (such as a speeding emergency vehicle, a road construction site or a locomotive approaching a grade crossing). The Safety Alert signal is encoded and when detected and decoded by an appropriately equipped radar warning detector, the signal can provide the driver with more specific information as to the nature of the traffic hazard, thereby enhancing driver safety. The Company was the first to offer products specifically designed to decode Safety Alert signals for drivers and commenced shipping such radar warning detectors in August 1994 (the PASSPORT(R) 5000) in anticipation of the system's implementation. The Company plans to add this capability to its entire radar warning detector product line by the end of 1995. The Company believes that the Safety Alert systems are in limited use at present.

MARKETING AND SALES

     The Company's marketing and sales efforts are differentiated into two distinct categories: Consumer Products and Commercial Products.

     CONSUMER PRODUCTS

     The Company's radar warning detector products have traditionally been marketed under the ESCORT(R) brand name by direct advertising. Through advertisements placed in national publications, such as "Car and Driver" and "Road & Track," consumers can reach a dedicated telemarket-

- ---------------

1"Safety Alert" is a trademark of COBRA Electronics Corporation.

ing staff (via a toll-free phone number) to obtain additional information or place orders for the Company's products. The successful introduction of the evolving series of ESCORT(R) radar warning detectors has provided the Company with a loyal customer base that can be reached by direct mail efforts for new radar warning detector products as they become available.

     To augment this direct sales channel, the Company has developed a strategic alliance with Home Shopping Network ("HSN"). The Company's radar warning detector products are marketed to subscribers of HSN's cable shopping networks. HSN purchased a substantial part of the Company's radar warning detector output in 1994 and accounted for 14% of the Company's total net sales. For the first six months of 1995, HSN purchases have accounted for 16% of the Company's total net sales. In addition, the Company is actively developing additional alliances with "sheltered channel" distributors. The Company also sells its radar warning detectors as an OEM supplier to COBRA Electronics Corporation.

     The Company sells its digital spread spectrum cordless telephone primarily as an OEM as well as under its ESCORT(R) brand. As an OEM, the Company designs, develops and manufactures digital spread spectrum cordless telephones for specific customers on a private label basis based upon their specifications.

     COMMERCIAL PRODUCTS

     The Company's commercial product marketing and sales efforts have evolved out of its OEM approach to consumer products. At present the Company's one commercial product is its wireless data modem. The Company was an early active participant with the CDPD consortium, with its engineers being consulted in the formation of the CDPD standards. The Company took advantage of this early start by aligning itself with certain cellular carriers for the marketing of its wireless data modem. The Company has established marketing arrangements with five leading cellular service providers: Ameritech Mobile Services, Bell Atlantic Mobile Services, GTE Mobile Communications, McCaw Cellular Communications, Inc. and Sprint Cellular Communications. Production of the Company's wireless data modem products commenced in June 1994 and sales to date have been limited.

     In June 1995, Bell Atlantic Mobile Services, Firstnet Corporation and the Company announced that the Company's wireless data modems will provide the wireless communication link for AireTrans, the nation's first large-scale deployment of wireless credit card verification using CDPD. The system is now operational in northern New Jersey and the greater Washington, D.C. and Baltimore, Maryland metropolitan areas.

RESEARCH AND DEVELOPMENT

     The Company believes that continued strong investment in research and development is critical to its long term growth and success. Utilizing its expertise in ultrahigh frequency and microwave wireless communications and digital signal processing, the Company intends to continue to develop new products that strengthen its position in its current markets as well as to enter new markets. The research and development activities of the Company are directed toward product development, product improvement, new product screening, technology development and manufacturing process development. All of the costs of such research and development activities are expensed as incurred.

     As of July 2, 1995, the Company employed 71 people in research and development functions. The Company's research and development expenditures (in dollars and as a percentage of net sales) were $7.2 million (14.0%) for fiscal year 1992; $8.1 million (13.9%) for fiscal year 1993; $8.4 million (13.1%) for fiscal year 1994; and $3.6 million (11.0%) for the six months ended July 2, 1995.

MANUFACTURING

     Cincinnati Microwave designs, manufactures, tests and packages its products at its plant near Cincinnati, Ohio. All of the Company's products are designed around the Company's manufacturing processes, which particularly emphasize SMT. SMT is the automated manufacturing process used to place micro electronic components on printed circuit boards with a high level of accuracy and at high speed. The use of SMT enables the Company to design and manufacture products that are compact, portable and reliable and to achieve manufacturing efficiencies that result in lower costs. The Company believes that it is important to maintain competitive manufacturing facilities by investing in advanced manufacturing equipment (particularly SMT and automated test equipment) and by improving existing and developing new manufacturing processes.

     The Company's products include a number of high-technology components that are available from only a few suppliers and, in several cases, a single supplier. The Company frequently requires large volumes of such components and, if the Company's suppliers are unable to fulfill the Company's needs for such components, the Company may be unable to fill customer orders and its business, financial condition, including working capital, and results of operations may be materially and adversely affected. In 1993, and again in 1994, certain of the Company's suppliers were unable to deliver sufficient quantities of critical components to allow the Company to manufacture its products at previously anticipated volumes. These shortages adversely affected the Company's ability to manufacture and deliver products and, as a result, had a significant adverse effect on the Company's business, financial condition, including working capital, and results of operations. Since part of the Company's strategy is to shorten product development and introduction cycles, occasions may arise in the future where the Company's ability to produce products outpaces its suppliers' ability to supply components. There can be no assurance that the Company can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. The Company has no guaranteed supply arrangements with any of its sole or limited source suppliers, does not maintain an extensive inventory of components and customarily purchases sole or limited source components pursuant to purchase orders placed from time to time in the ordinary course of business. Moreover, the Company's suppliers may, from time to time, experience production shortfalls or interruptions which impair the supply of components to the Company. There can be no assurance that such shortages will not occur in the future and adversely affect the Company's business, financial condition, including working capital, and results of operations.

TRADEMARKS AND PATENTS

     Cincinnati Microwave has a variety of patents, patent applications, registered and unregistered trademarks and registered trade names. The Company does not believe that its ability to compete in any of its product markets is currently dependent on its patents or patent applications, but does believe that its rights to, and the goodwill associated with, its ESCORT(R), PASSPORT(R) and SOLO(R) registered trademarks provide it with a marketing advantage and that its knowledge and accumulated experience in the design and mass production of ultrahigh frequency wireless transmitters and receivers incorporating digital signal processing provide it with a competitive advantage.

     Although the Company has protected its technologies and products by patent, copyright, trademark and trade secret laws to the extent that it believes necessary, the Company's intellectual property rights may be subject to infringement. There can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's technology. Furthermore, the laws of certain countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, the Company may, from time to time, become subject to legal claims asserting that the Company has violated intellectual property rights of third parties. In the event a third party were to sustain a valid claim against the Company and in the event any required license were not available on commercially reasonable terms, the Company's business, financial condition, including working capital, and results of operations could be materially and adversely affected. Litigation, which could result in substantial costs to and diversion of resources of the Company, may also be necessary to enforce intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others.

COMPETITION

     All markets in which the Company participates are highly competitive. The market for conventional cordless telephones is largely driven by AT&T, followed by four major brands (Bell South, GE, Panasonic and Sony), several other Regional Bell brands and a host of minor brands. The market for high performance cordless telephones, such as those manufactured by the Company, is relatively new. The Company's major competitors in the high performance cordless telephone market segment are Panasonic, Uniden and Vtech. Competition in this segment is currently based primarily on product performance, features and price. Many current or prospective competitors serving this market are substantially larger than the Company and possess significantly greater financial, marketing and technical resources than the Company. There can be no assurance that the Company will be successful against its competition in this market.

     The Company's wireless data modems have been proven fully operational on commercial CDPD networks. The market for wireless data modems is still developing, and there are current or prospective competitors, such as Motorola and PCSI, a subsidiary of Cirrus Logic, who are substantially larger than the Company and possess significantly greater financial and technical resources. There can be no assurance that the Company will compete successfully in this market.

     The market for radar warning detectors is highly competitive, has matured and is declining. As the market has moved toward lower priced products offering fewer features, competition has been based primarily on price and, to a lesser degree, product quality, availability and performance. Lower than expected demand for the Company's radar warning detectors, coupled with intense price competition in the radar warning detector market, adversely affected the Company's fourth quarter 1994 results. A recurrence of these conditions would have a material adverse effect on the Company.

GOVERNMENT REGULATION

     Existing, pending or future legislation prohibiting the use, possession or sale of radar warning detectors or future legislation by states increasing speed limits could have a material adverse effect on the Company's business. Currently, there are two jurisdictions in the United States which have specific prohibitions against the use, possession or sale of radar warning detectors in automobiles. In addition, two other jurisdictions prohibit the use of radar warning detectors in large commercial vehicles only and, in January 1994, the Federal Highway Administration enacted a regulation banning radar warning detectors from commercial vehicles weighing over 18,000 pounds, from buses carrying 16 or more passengers and from trucks transporting hazardous materials on highways funded by the Federal Government. This is, in effect, a ban on use of such radar warning detectors in all large trucks and buses. A bill currently pending in Congress would eliminate the existing federal requirement that states comply with national maximum speed limit provisions before receiving certain federal funds. This bill has passed the Senate and, if enacted, is likely to result in higher speed limits in some states.

     In addition, radio communications are subject to regulation by United States and foreign laws and international treaties. The Company's digital spread spectrum cordless telephones and wireless data modems must conform to domestic and international requirements established to avoid interference among users of radio frequencies. Therefore, the Company's opportunities to introduce new products may be limited to the extent that suitable radio frequencies are not available.

EMPLOYEES

     As of July 2, 1995 the Company had 480 employees: 71 employees in engineering, 276 employees in manufacturing, 93 employees in sales and marketing and 40 employees in administration. The Company believes that its relations with its employees are good. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement, and the Company has never experienced a work stoppage as a result of its employee relations.

PROPERTIES

     Cincinnati Microwave owns its manufacturing and research facilities and executive offices located on 13 acres of land near the intersection of Fields-Ertel Road and I-71, approximately twenty miles north of Cincinnati, Ohio. The building at One Microwave Plaza, built in 1982 and expanded in 1986, is a modern 172,000 square foot, one-story building.

     The Company also owns substantially all of the equipment associated with its manufacturing, research and testing operations. The Company has acquired certain equipment through leasing arrangements. All equipment is modern, in good operating condition and well-maintained and, except for leased equipment, is currently used as collateral for the line of credit with the current lender.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

        NAME             AGE                              POSITION
- ---------------------    ---     -----------------------------------------------------------
James L. Jaeger          48      Chairman of the Board
Jacques A. Robinson      48      President, Chief Executive Officer and Director
John W. Noland           54      Executive Vice President, Chief Operating Officer and
                                 Director
R. Gregory Blair         48      Vice President/Product Management
Anita L. Hromish         41      Vice President/Chief Information Officer
Thomas H. Perszyk        47      Vice President/Engineering
Walter P. Masavage       59      Vice President/Finance, Treasurer and Secretary
Robert J. Brockman       50      Vice President/Commercial Products Marketing and Sales
Charles M. Fullgraf      76      Director
Joseph M. O'Donnell      49      Director
Gilbert L. Wachsman      47      Director
Erika Williams           48      Director

     James L. Jaeger is a founder of the Company. In May 1985 he was elected Chairman of the Board. He also served as Chief Executive Officer of the Company from June 1983 until June 1988 and from January 1990 through April 22, 1991. He has been a Director of the Company since 1976. Mr. Jaeger spends substantially all of his time on activities outside of the Company.

     Jacques A. Robinson has been President and Chief Executive Officer of the Company since April 23, 1991 and President of The Scotcrest Group since its incorporation in 1989. From July 1987 through February 1991, Mr. Robinson served as President of Carillon Technology, Inc. (a California company that manufactured consumer audio technology products). From 1979 through June 1987, Mr. Robinson held various positions with the General Electric Company; his most recent position with that company was Vice President and General Manager of the Consumer Electronics Business Operations. He has been a Director of the Company since 1991.

     John W. Noland has been Executive Vice President and Chief Operating Officer of the Company since November 1992. Prior to this, Mr. Noland was with Thomson Consumer Electronics, Inc. (a world wide consumer electronics products manufacturing and marketing company) serving as Vice President, TV Division Asia, located in Singapore. In this position, he was responsible for Asian marketing, product development, design, manufacturing and managing manufacturing locations in five Asian countries. Mr. Noland was with General Electric Company's Consumer Electronics Business from 1963 through 1987 and held various manufacturing positions in the television, audio and communications divisions of GE. He was general manager of the cathode ray tube manufacturing operations when Thomson acquired all of GE's consumer electronics business in 1987. He has been a Director of the Company since November 1992.

     R. Gregory Blair is Vice President/Products Management. Mr. Blair joined the Company in December 1984 as its Director of Manufacturing and in October 1985 was appointed Vice President-Operations. He also served as President and Chief Operating Officer of Guardian Technologies, Inc., a wholly owned subsidiary of the Company, from March 1987 to November 1988, and as President and Chief Operating Officer of CMI Technologies, Inc., a wholly owned subsidiary of the Company, from November 1988 until September 1991.

     Anita L. Hromish is Vice President/Chief Information Officer of the Company. Ms. Hromish joined the Company in March 1986 and has assumed positions of increasing responsibility during this time. From 1979 to 1984, Ms. Hromish was employed by The Procter & Gamble Company

("P&G") (a diversified manufacturer of household and industrial products headquartered in Cincinnati, Ohio) in the Management Systems Division. Ms. Hromish was appointed Vice President in July 1993.

     Thomas H. Perszyk is Vice President/Engineering. Prior to joining the Company in December 1994, Mr. Perszyk was Senior Resource Manager-Engineering for Motorola and had 24 years of experience with Motorola in the electrical/electronics engineering field. Recent product responsibilities included a wide range of portable communication equipment and involved worldwide assignments in engineering and manufacturing.

     Walter P. Masavage, Vice President/Finance, Treasurer and Secretary, worked for the General Electric Company for 31 years and Thomson Consumer Electronics, Inc. (a world wide consumer electronics products manufacturing and marketing company) for six years in accounting management positions of increasing responsibility. Before joining Cincinnati Microwave, Mr. Masavage was CFO of Thomson Consumer Electronics' Canadian affiliate. Mr. Masavage joined the Company in May 1994 and was appointed Vice President in May 1994 and Treasurer and Secretary in January 1995.

     Robert J. Brockman is Vice President/Commercial Products Marketing and Sales. After ten years with the Power Generation Division of Babcock & Wilcox (a manufacturer of steam generating equipment for utility and industial power generation), as R&D Program Manager, Mr. Brockman joined Bailey Controls Company (a manufacturer of electronic process control equipment) as Manager, Product Planning and Marketing. Mr. Brockman then served as Manager, Marketing and Sales for the General Electric Company's Display Product Operations from 1985 to 1993. Mr. Brockman joined the Company and was appointed Vice President in June 1994.

     Charles M. Fullgraf retired from P&G in 1982 after a 42-year career serving P&G in various management positions. From 1978 to 1982 Mr. Fullgraf was a Group Vice President of P&G and served on its Board of Directors. He also served as a trustee of the P&G Profit Sharing Trust. He has been a Director of the Company since 1985.

     Joseph M. O'Donnell is currently Managing Director of his own consulting firm. Mr. O'Donnell also has been President and Chief Executive Officer of Computer Products, Inc. (a multi-national manufacturer of electronic products and subsystems) since July 1994. Mr. O'Donnell was Chief Executive Officer of Savin Corporation (a manufacturer of office products and equipment) from October 1993 to February 1994. From June 1990 through July 1992, Mr. O'Donnell was President and Chief Executive Officer of GO/DAN Industries (a company that manufactures and markets products for the automotive aftermarket business). From October 1988 to May 1990, Mr. O'Donnell was Group Vice President of Handy & Harmon (a company primarily involved in precious metals refining, stamping, forging and fabrication headquartered in New York, New York); from August 1987 to September 1988 he was President of OD&S Ventures, Inc. (a venture capital company). He has been a Director of the Company since 1991.

     Gilbert L. Wachsman has been President of Wachsman Management Consulting, Inc., which provides consulting services to retailers and consumer oriented manufacturers, since 1990. Pursuant to his consulting practice, Mr. Wachsman served as Vice Chairman of Universal International, Inc. (a wholesaler/retailer of close-out merchandise) from October 1992 to February 1995. From December 1988 to July 1990, Mr. Wachsman was President of Lieberman Enterprises (a distributor of pre-recorded music, video and personal computer software); from January 1986 to December 1988 he was President of Child World, Inc. (one of the largest U.S. toy chains). He has been a Director of the Company since 1991.

     Erika Williams is currently President of the Erika Williams Group, a consulting firm. Ms. Williams also is Chief Operating Officer of System Integrators, Inc. (a company that designs, manufactures and markets services publishing systems to the newspaper publishing industry). From 1993 to March 1995, Ms. Williams was Senior Vice President and General Manager of Enterprise Storage Systems of Amdahl Corporation (a developer and manufacturer of mainframe computers) of Sunnyvale, California. Since 1978, Ms. Williams held various positions with Amdahl Corporation including the Corporate Officer responsible for product management of the main frame business, Vice President of Processor Technology and Development and Director of Product Software and Diagnostics. She has been a Director of the Company since 1994.

                              SELLING SHAREHOLDER

     James L. Jaeger, a founder of the Company, is offering 3,000,000 Common Shares hereby. Mr. Jaeger has been Chairman of the Board of the Company since May 1985. He also served as Chief Executive Officer of the Company from June 1983 until June 1988 and from January 1990 through April 22, 1991. He has been a Director of the Company since 1976. Prior to the Offering, Mr. Jaeger beneficially owned 6,127,179 Common Shares which represented 43.3% of the outstanding Common Shares. After completion of the Offering (assuming no exercise of the Underwriters' over-allotment option to purchase up to 600,000 Common Shares from the Company and Mr. Jaeger), he will own 3,127,179 Common Shares which will represent 20.6% of the outstanding Common Shares. The percent of shares owned prior to the Offering is based on 14,155,415 Common Shares outstanding on August 9, 1995. The percent of shares owned after the Offering is based on 15,155,415 shares outstanding. Mr. Jaeger also owns Warrants to purchase 30,000 Common Shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 20,000,000 Common Shares, without par value and 100,000 Preferred Shares. After giving effect to the Offering (assuming no exercise of the Underwriters' over-allotment option), the issued and outstanding capital stock of the Company will consist of 15,155,415 Common Shares. In addition, the Company has 1,345,321 Warrants issued and outstanding as described below.

     The following summary of certain matters relating to the capital stock of the Company is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Regulations.

COMMON STOCK

     The Company had 14,155,415 Common Shares issued and outstanding immediately prior to the date of this Prospectus. Holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes in the election of directors.

     Holders of Common Shares are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding Common Share entitles its holder to participate ratably in the assets remaining after payment of liabilities.

     Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of the Company, and there are no redemption or sinking fund provisions with regard to the Common Shares. All outstanding Common Shares are fully paid, validly issued and non-assessable.

     The vote of the holders of 66 2/3% of all outstanding Common Shares is required to amend the Articles of Incorporation and to approve mergers, reorganizations, and similar transactions.

PREFERRED STOCK

     The Articles authorize the Board of Directors to designate and issue, from time to time, Preferred Shares in one or more series. The Board of Directors is authorized, to the extent permitted by applicable law, to fix and determine the relative rights and preferences of the shares of any series so established with respect to, among other things, dividend or distribution rights, the dates of payments of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, sinking fund requirements, conversion or exchange rights and certain other terms of the Preferred Shares. Because the rights and preferences set by the Board of Directors for a series of Preferred Shares may be superior to the rights and preferences of the Common Shares, the issuance of such series may adversely affect the rights of the holders of Common Shares. As of the date of this Prospectus, the Board of Directors had not authorized or issued any series of Preferred Shares and had no plans, agreements or understandings for such authorization or issuance.

     While issuance of Preferred Shares could provide needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance also could make it more difficult for a prospective acquiror to acquire a majority of the outstanding voting shares of the Company and could discourage an attempt to gain control of the Company. Such authority granted to the Board of Directors could adversely affect the market price of the Common Shares.

WARRANTS

     The Company had 1,345,321 Warrants issued and outstanding immediately prior to the date of this Prospectus. Each Warrant entitles its holder to purchase one Common Share at an exercise price of $4.00 at any time prior to 5:00 p.m., Eastern Standard Time, on December 31, 1998. Warrant holders have no voting rights or dividend rights.

PROVISIONS EFFECTING BUSINESS COMBINATIONS

     Chapter 1704 of the Ohio Revised Code may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation" (the definition of which would include the Company) from entering into a "Chapter 1704 Transaction" with the beneficial owner (or affiliates of such beneficial owner) of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) by the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation (or such different proportion as set forth in the corporation's articles of incorporation), including a majority of the outstanding shares, excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to cause an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

     In addition, Section 1707.043 of the Ohio Revised Code requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for the Company's Common Shares is The State Street Bank and Trust Company, Boston, Massachusetts.

                                  UNDERWRITING

     Montgomery Securities and Roney & Co. (the "Underwriters") have individually agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholder the number of Common Shares indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such Common Shares if any are purchased.

                       UNDERWRITER                            NUMBER OF SHARES
- ---------------------------------------------------------     ----------------
Montgomery Securities....................................
Roney & Co...............................................
                                                              ----------------
     Total...............................................         4,000,000
                                                              =================

     The Underwriters propose to offer the Common Shares to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
to selected dealers a concession of not more than $          per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $          per share to certain other dealers. The Common Shares are
offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject an order in whole or in part.

     The Company and the Selling Shareholder have granted an option to the Underwriters, exercisable during the 30-day period immediately after the date of this Prospectus, to purchase up to 600,000 additional Common Shares to cover over-allotments, if any, at the same price per share as the initial 4,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and each of its officers and directors have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly, offer for sale, sell, transfer or otherwise dispose of any securities of the Company (other than sales by Mr. Jaeger in connection with this Offering).

     The rules of the SEC generally prohibit the Underwriters from making a market in the Company's Common Shares during the "cooling off" period immediately preceding the commencement of sales in the Offering. The SEC has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter to continue to make a market in the Company's Common Shares subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters intend to engage in passive market making in the Company's Common Shares during the cooling off period.

     The Underwriters have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of five percent of the Common Shares offered hereby.

     Roney & Co. acted as dealer manager for a rights offering by the Company during the third and fourth quarters of 1994.

                                 LEGAL MATTERS

     The validity of the issuance of Common Shares offered hereby will be passed upon for the Company by Frost & Jacobs, Cincinnati, Ohio. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Taft, Stettinius & Hollister, Cincinnati, Ohio. Certain legal matters in connection with this Offering will be passed upon for the Selling Shareholder by Keating, Muething & Klekamp, Cincinnati, Ohio.

                                    EXPERTS

     The Consolidated Financial Statements and Notes thereto incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 25, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

- ------------------------------------------------------
- ------------------------------------------------------

  No dealer, sales representative, or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholder or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the Common Shares to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                            Page
                                            -----
Additional Information..................      2
Available Information...................      2
Incorporation of Documents by
  Reference.............................      2
Prospectus Summary......................      3
Risk Factors............................      4
Use of Proceeds.........................      8
Price Range of Common Shares............      8
Dividend Policy.........................      8
Capitalization..........................      9
Dilution................................     10
Selected Consolidated Financial Data....     11
Management's Discussion and Analysis
  of Financial Condition and
  Results of Operations.................     12
Business................................     16
Management..............................     23
Selling Shareholder.....................     25
Description of Capital Stock............     25
Underwriting............................     27
Legal Matters...........................     28
Experts.................................     28

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                            4,000,000 COMMON SHARES
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                             MONTGOMERY SECURITIES

                                  RONEY & CO.
                                            , 1995

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.(1)

    Securities and Exchange Commission registration fee......................   $  26,867
    NASD filing fee..........................................................       8,291
    Nasdaq listing fee.......................................................      17,500
    Printing and engraving...................................................      95,000
    Counsel fees and expenses................................................     120,000
    Accountant's fees and expenses...........................................      40,000
    Blue Sky qualification fees and expenses.................................      12,000
    Miscellaneous fees and expenses..........................................     121,342
         Total...............................................................   $ 441,000

- ---------------

(1) Estimated, other than SEC registration fee, NASD filing fee and Nasdaq listing fee. The Company has agreed to pay all of the expenses of the Selling Shareholder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     There is no provision in the Company's Amended Articles of Incorporation by which an officer or director of the Company may be indemnified against any liability which he may incur in his capacity as such. However, the Company has indemnification provisions in its Amended Regulations. These provisions provide that each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding ("Proceeding") by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, employee, or agent of the Company or, as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified by the Company to the fullest extent authorized by law, including but not limited to the Ohio General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expenses, liability and loss (including attorneys' fees, and in respect of claims not made by or in the right of the Company, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with any such Proceeding; provided, however, that the Company shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding initiated by such person was authorized by the Board of Directors.

     In the event that any claim for indemnification is not paid in full by the Company within 30 days, the claimant is entitled to bring suit against the Company to recover the amount not paid and, if the claimant is successful, the cost of the proceeding that was required to order that payment. In addition, the rights to reimbursement under these indemnification provisions represent a contract right that entitles the indemnified party to bring suit to enforce the indemnification provisions as if such provisions were set forth in a separate written contract between the Company and the party to be indemnified. The Company may purchase and maintain insurance or furnish similar protection on behalf of any person (qualified to be indemnified) against any liability asserted against him, and incurred by him in or arising out of his indemnifiable status, whether or not the Company would have the power to indemnify him against such liability.

     The Company provides liability insurance for its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act, which may be made against such persons while acting in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS.

EXHIBIT NO.                                   TITLE OF EXHIBIT
- ------------    -----------------------------------------------------------------------------
(1)             Form of Underwriting Agreement.
(4)(i)          Articles of Incorporation of Cincinnati Microwave, Inc., as amended.
(4)(ii)         Regulations of Cincinnati Microwave, Inc., as amended.
(5)             Opinion of Frost & Jacobs, counsel for the Company, as to the legality of the
                Common Shares being registered.
(10)(i)*        Amendment to the Company's Agreement with The Scotcrest Group, Inc.
(10)(ii)        Bank Credit Agreement, as amended.
(23)(A)         Consent of Price Waterhouse LLP.
(23)(B)         Consent of Frost & Jacobs is contained in opinion of counsel filed as Exhibit
                5.
(24)            Powers of Attorney executed by directors and officers.
(99)            Form of Indemnification Agreement between the Company and James L. Jaeger.

- ---------------

*Management contract or compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be filed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio on the 11th day of August, 1995.

                                            CINCINNATI MICROWAVE, INC.

                                            By: /s/  JACQUES A. ROBINSON
                                                --------------------------------
                                                Jacques A. Robinson
                                                President and Chief Executive
                                                 Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/  JACQUES A. ROBINSON                          Dated: August 11, 1995
- -------------------------------------
Jacques A. Robinson, President, Chief
Executive Officer, and Director
(principal executive officer)

/s/  WALTER P. MASAVAGE                           Dated: August 11, 1995
- -------------------------------------
Walter P. Masavage, Vice President/
Finance, Treasurer and Secretary
(principal financial and accounting
officer)

/s/  JAMES L. JAEGER                              Dated: August 11, 1995
- -------------------------------------
James L. Jaeger
Director

DIRECTORS:
John W. Noland                              /s/  JACQUES A. ROBINSON
Charles M. Fullgraf                         ------------------------
Joseph M. O'Donnell                         Jacques A. Robinson, as
Gilbert L. Wachsman                         attorney-in-fact
Erika Williams
                                            Dated: August 11, 1995

                                 EXHIBIT INDEX

EXHIBIT NO.                                   TITLE OF EXHIBIT
- ------------    -----------------------------------------------------------------------------
(1)             Form of Underwriting Agreement.
(4)(i)          Articles of Incorporation of Cincinnati Microwave, Inc., as amended.
(4)(ii)         Regulations of Cincinnati Microwave, Inc., as amended.
(5)             Opinion of Frost & Jacobs, counsel for the Company, as to the legality of the
                Common Shares being registered.
(10)(i)*        Amendment to the Company's Agreement with the Scotcrest Group, Inc.
(10)(ii)        Bank Credit Agreement, as amended.
23(A)           Consent of Price Waterhouse LLP.
23(B)           Consent of Frost & Jacobs is contained in opinion of counsel filed as Exhibit
                5.
(24)            Powers of Attorney executed by directors and officers.
(99)            Form of Indemnification Agreement between the Company and James L. Jaeger.

- ---------------

*Management contract or compensatory plan or arrangement.